Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Raymond James Institutional Investor Conference

March 7, 2005

Doreen Toben

Executive Vice President and Chief Financial Officer

Verizon Communications Inc.

Slide:

Wireline

MCI Strategic Overview    verizon Acquire a Next Gen, IP-based product suite

Improved network capabilities, customer service & account coverage     Enterprise customers realize a simplified value proposition Wireless opportunities $1B run rate of savings by Full Year 3

Maintain financial flexibility Future stability for MCI Create revenue opportunities Strategic acquisition

Transcript extract:

With our entry into long distance we viewed enterprise as one of our key market opportunities, and we embarked on our organic growth program known as Enterprise Advance. We had a good year last year as we met our 250 million revenue commitment. However, we believe that longer-term we want it to be a bigger player here, and the MCI acquisition was the way to accelerate our position in the market, and that MCI was an opportunity to the market and product gaps that we face.

Obviously there has been much said and written about this deal. But now that we are three weeks past the announcement, let me tell you where we are. We are moving ahead with regulatory approval process across the country to close in about a year. We have begun the process of DoJ and our FCC and state applications will all be on file soon. Importantly, enterprise customer feedback has been very positive. With the combined Verizon-MCI, customers see a provider with a full product suite of wireline and wireless solutions with long-term staying power and commitment to the marketplace.

In addition, we agreed to let MCI and Qwest undergo further discussions lasting until March 18th. We felt this was the right thing to do for all involved and we remain confident that we are the best partner for MCI with the most compelling value proposition for its shareholders.

(In response to question of how MCI would change the mix for Verizon from a revenue and earnings perspective). I think on the mix change, what I would suggest to you is while there will be some difference certainly in the revenue mix, that if you looked at it regulated versus non-regulated revenues, we do see this as an opportunity to get more revenues out from under regulation.

(In response to question of whether Verizon would get into a bidding war over MCI). On a bidding war, I would suggest we have put what we think is the winning bid on the table. I would just suggest to you if you look at anything else we’ve done in our history on any other assets that we’ve purchased, be it spectrum, we have typically not gotten into bidding wars.

(In response to question of the expected date of an MCI shareholder vote). I’m not sure when the shareowner vote is supposed to happen, but I don’t have a date.

(In response to question of how Verizon looked at valuation of MCI). It was relatively simple. You looked at a base case of what MCI was worth, and we used analyst expectations, as well as what we saw from them to see what we thought base case was valued at. We then put the $7 billion of synergies on top of that base case and came up with a valuation that gave us the shareowner value creation, which we felt very comfortable with.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.